Exhibit 99.1

TRANSCANADA CORPORATION – FIRST QUARTER 2009
Quarterly Report to Shareholders

Media Inquiries:	Cecily Dobson	(403) 920-7859 (800) 608-7859
Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522

TransCanada Reports First Quarter Net Income of $334 Million or $0.54 Per Share
Funds Generated from Operations of $766 million

CALGARY, Alberta – May 1, 2009 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income for first quarter 2009 of $334 million or $0.54 per share. TransCanada’s Board of Directors also declared a quarterly dividend of $0.38 per common share.

“TransCanada’s solid first quarter financial performance demonstrates our ability to generate significant earnings and cash flow from our large portfolio of energy infrastructure assets,” said Hal Kvisle, TransCanada’s president and chief executive officer. “Looking forward, we are well positioned to fund our large 2009 capital program as a result of our strong internally generated cash flow and our prudent decisions to maintain TransCanada’s strong financial position and liquidity during these uncertain economic times. To that end, TransCanada successfully issued $3.1 billion of long-term debt in the first quarter and $1.1 billion of common shares at the end of 2008. Although the carrying costs and dilution associated with these financings will have an impact on our 2009 results, we remain well positioned to generate strong, long-term returns for our shareholders. Today we are in the midst of constructing $19 billion of commercially secured, low-risk projects such as the Keystone oil pipeline, the North Central Corridor expansion, the Bruce Power refurbishment, and three large-scale, gas-fired power plants that will be completed and placed into service over the next four years. Each is expected to generate significant long-term earnings and cash flow for our shareholders.”

First Quarter Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
▪	Net income for first quarter 2009 of $334 million or $0.54 per share
▪	Comparable earnings for first quarter 2009 of $343 million or $0.55 per share
▪	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.1 billion for first quarter 2009
▪	Funds generated from operations for first quarter 2009 of $766 million
▪	Dividend of $0.38 per common share declared by the Board of Directors
▪	Issued $3.1 billion of long-term debt to fund 2009 capital program
▪	Commissioned the 550 megawatt (MW) Portlands Energy Centre under budget

TransCanada reported net income for first quarter 2009 of $334 million ($0.54 per share) compared to $449 million ($0.83 per share) for first quarter 2008.

Comparable earnings were $343 million in first quarter 2009 compared to $326 million for the same period in 2008. The increase in comparable earnings was primarily due to higher earnings from U.S. Pipelines, Eastern Power and Bruce Power, partially offset by decreases in the U.S. Power and Natural Gas Storage businesses and higher financing costs. Comparable earnings of $0.55 per share in first quarter 2009 decreased from $0.60 per share for the same period in 2008 due to an increased number of shares outstanding following the Company’s common share issuances in the second and fourth quarters of 2008. Comparable earnings in first quarter 2009 and 2008 excluded $9 million after tax, and $12 million after tax, respectively, of net unrealized losses resulting from changes in the fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. In addition, comparable earnings in first quarter 2008 excluded the $152 million after tax Calpine bankruptcy settlements, the $10 million after tax GTN lawsuit settlement and the $27 million after tax write-down of Broadwater LNG project costs.

Comparable EBITDA was $1,131 million in first quarter 2009 compared to $1,067 million in first quarter 2008.

Funds generated from operations in first quarter 2009 of $766 million decreased $156 million primarily due to the $152 million of after tax proceeds received in first quarter 2008 from the Calpine bankruptcy settlements.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines:

▪
In October 2008, TransCanada agreed to increase its equity ownership in the Keystone partnerships to 79.99 per cent with ConocoPhillips’ equity ownership being reduced concurrently to 20.01 per cent. In accordance with this agreement, TransCanada is funding 100 per cent of the construction expenditures until the participants’ project capital contributions are aligned with the revised ownership interests. At March 31, 2009 and December 31, 2008, TransCanada’s equity ownership in the Keystone partnerships was approximately 71 per cent and 62 per cent, respectively.

Certain parties that have volume commitments for the Keystone expansion had options to acquire up to a combined 15 per cent ownership interest in the Keystone partnerships. None of these options were exercised and the target ownership between TransCanada and ConocoPhillips remains at 79.99 per cent and 20.01 per cent, respectively.

On February 27, 2009 TransCanada filed an application with the National Energy Board (NEB) to construct and operate the Canadian portion of the Keystone expansion to the U.S. Gulf Coast.  A public hearing is anticipated to occur in September 2009 and a decision from the NEB is expected in early 2010.

A Presidential permit, an Environmental Impact Statement and several state permits are required to construct and operate the U.S. portion of the Keystone expansion to the U.S. Gulf Coast.  Permit applications have been filed with the respective jurisdictions and approvals are expected in second quarter 2010.

▪
In May 2009, the first section of the North Central Corridor expansion is expected to be completed at a total capital cost of approximately $400 million. Construction of the remaining sections and associated facilities will continue throughout 2009 with final completion of the North Central Corridor expansion anticipated in April 2010.

▪
On February 26, 2009, the NEB determined that the Alberta System is within federal jurisdiction and is subject to regulation by the NEB under the National Energy Board Act (Canada), effective April 29, 2009. Under federal regulation, TransCanada will be able to apply to the NEB for approval to extend the Alberta system across provincial borders, allowing the Company to provide attractive service options and rates to producers in British Columbia and the North.

▪
On February 26, 2009, TransCanada announced the successful completion of a binding open season, securing support for firm transportation contracts for a pipeline to connect new shale gas supply in the Horn River basin north of Fort Nelson, B.C. to the Alberta System. The contracts are expected to commence in 2011 and increase to 378 million cubic feet per day (mmcf/d) by second quarter 2013. Combined with the Montney volumes of 1.1 billion cubic feet per day (Bcf/d) by 2014, this represents a total of 1.5 Bcf/d of new transportation capacity out of this region

▪
On March 19, 2009, Trans Québec & Maritimes Pipeline Inc. (TQM) received the NEB’s decision on its cost of capital application for the years 2007 and 2008, which requested the approval of an 11 per cent return on 40 per cent deemed common equity. In its decision, the NEB granted TQM’s request to vary from the Multi-pipeline Cost of Capital Decision (RH-2-94), based on changes in financial markets and economic conditions, and set a 6.4 per cent after-tax weighted average cost of capital (ATWACC) for each of the two years.

The decision granted TQM an aggregate return on capital, leaving it to TQM to choose its optimal capital structure. This decision equates to a 9.85 per cent return on 40 per cent deemed common equity in 2007 and a 9.75 per cent return on 40 per cent deemed common equity in 2008. Prior to the decision, TQM was subject to the NEB return on equity formula of 8.46 and 8.71 for 2007 and 2008, respectively, on deemed common equity of 30 per cent established in the RH-2-94 decision.

▪	TransCanada’s Bison pipeline project filed an application April 20, 2009 with the Federal Energy Regulatory Commission (FERC) for the right to construct, own and operate the pipeline.

The Project is expected to have a capital cost of US$610 million and will consist of approximately 486 kilometres (302 miles) of 30-inch diameter natural gas pipeline designed to transport gas from the Powder River Basin in Wyoming to the Midwest U.S. market with a contracted capacity of approximately 407 mmcf/d with potential expandability of up to approximately 1 Bcf/d.

Energy:

▪
The 550 MW Portlands Energy Centre was fully commissioned on April 22, 2009 under budget.  The power plant, which is 50 per cent owned by TransCanada, will provide electricity to central Toronto under a 20-year Accelerated Clean Air Supply contract with the Ontario Power Authority.

▪
In other Energy developments, refurbishment work continues on Bruce Power Units 1 and 2 and the units are expected to return to commercial service in 2010. TransCanada also advanced construction work on the 132 MW Kibby Wind Power Project, with commissioning of the first phase expected to begin in fourth quarter 2009. Construction of the 683 MW Halton Hills generating station also continued and it is anticipated to be in service in the third quarter of 2010.

Corporate:

▪	The Company and its subsidiaries held cash and cash equivalents of $2.2 billion at March 31, 2009.

▪	In first quarter 2009, TransCanada issued $3.1 billion and retired $482 million of long-term debt and reduced notes payable by $917 million.

▪
On January 9, 2009, a subsidiary of the Company issued Senior Unsecured Notes of US$750 million and US$1.25 billion maturing in January 2019 and January 2039, respectively, and bearing interest at 7.125 per cent and 7.625 per cent, respectively. These notes were issued under a US$3.0 billion debt shelf prospectus filed in January 2009 which now has capacity of US$1.0 billion remaining.

▪
On February 17, 2009, a subsidiary of the Company issued Medium-Term Notes of $300 million and $400 million maturing in February 2014 and February 2039, respectively, and bearing interest at 5.05 per cent and 8.05 per cent, respectively. These notes were issued under the $1.5 billion Canadian Medium-Term Notes shelf prospectus in March 2007.

▪
On April 23, 2009, TransCanada PipeLines Limited filed a new $2.0 billion Canadian Medium-Term Notes shelf prospectus to replace the $1.5 billion Canadian Medium-Term Notes shelf prospectus, which expired in April 2009.

▪
TransCanada’s liquidity position remains solid, underpinned by highly predictable cash flow from operations, significant cash balances on hand from recent debt issues, as well as committed revolving bank lines of US$1.0 billion, $2.0 billion and US$300 million, maturing in November 2010, December 2012 and February 2013, respectively. To date, no draws have been made on these facilities as TransCanada has maintained continuous access to the Canadian commercial paper market on competitive terms.

Teleconference – Audio and Slide Presentation
TransCanada will hold a teleconference today at 1 p.m. (Mountain) / 3 p.m. (Eastern) to discuss the first quarter 2009 financial results and general developments and issues concerning the Company.

Analysts, members of the media and other interested parties wanting to participate should phone 866-225-6564 or 416-641-6136 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada's website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) May 8, 2009. Please call 800- 408-3053 or 416-695-5800 (Toronto area) and enter pass code 7161763#. The webcast will be archived and available for replay on www.transcanada.com.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 370 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,900 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada shareholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

TransCanada uses the measures "comparable earnings", "comparable earnings per share", "earnings before interest, taxes, depreciation and amortization" (EBITDA), "comparable EBITDA", "earnings before interest and taxes" (EBIT), "comparable EBIT" and “funds generated from operations” in this news release. These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). They are, therefore, considered to be non-GAAP measures and are unlikely to be comparable to similar measures presented by other entities. Management of TransCanada uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

Management uses the measures of comparable earnings, EBITDA and EBIT to better evaluate trends in the Company’s underlying operations. Comparable earnings, comparable EBITDA and comparable EBIT comprise net income, EBITDA and EBIT, respectively, adjusted for specific items that are significant, but are not reflective of the Company’s underlying operations in the period. Specific items are subjective, however, management uses its judgment and informed decision-making when identifying items to be excluded in calculating comparable earnings, comparable EBITDA and comparable EBIT some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and certain fair value adjustments. The Consolidated Results of Operations section in the Management’s Discussion and Analysis presents a reconciliation of comparable earnings, comparable EBITDA, comparable EBIT and EBIT to Net Income.  Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

EBITDA is an approximate measure of the Company’s operating cash flow. EBITDA comprises earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, and non-controlling interests. EBIT is a measure of the Company’s earnings from ongoing operations. EBIT comprises earnings before deducting interest and other financial charges, income taxes and non-controlling interests.

Funds generated from operations comprises net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the First Quarter 2009 Financial Highlights table in this news release.

First Quarter 2009 Financial Highlights

Operating Results

(unaudited)	Three months ended March 31
(millions of dollars)	2009	2008

Revenues	2,380	2,133

Comparable EBITDA(1)	1,131	1,067

Comparable EBIT(1)	785	757

EBIT(1)	772	995

Net Income	334	449

Comparable Earnings(1)	343	326

Cash Flows
Funds generated from operations(1)	766	922
Decrease in operating working capital	78	6
Net cash provided by operations	844	928

Capital Expenditures	1,123	460
Acquisitions, Net of Cash Acquired	134	2

Common Share Statistics
	Three months ended March 31
(unaudited)	2009	2008

Net Income Per Share - Basic	$0.54	$0.83

Comparable Earnings Per Share(1)	$0.55	$0.60

Dividends Declared Per Share	$0.38	$0.36

Basic Common Shares Outstanding (millions)
Average for the period	618	541
End of period	619	542

(1)
Refer to the Non-GAAP Measures section in this News Release for further discussion of comparable EBITDA, comparable EBIT, EBIT, comparable earnings, comparable earnings per share and funds generated from operations.